SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

SONY CORPORATION
(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME,
SHINAGAWA-KU, TOKYO, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)

By:	/s/ TERUHISA TOKUNAKA
(Signature) Teruhisa Tokunaka Executive Deputy President and Chief Financial Officer

Date: July 1, 2002

List of materials

Documents attached hereto:

i)  A press release regarding the Consolidated Forecast for the First Quarter (fiscal year ending March 31, 2003)

SONY

Sony Corporation
6-7-35 Kitashinagawa,
Shinagawa-ku
Tokyo, 141-0001 Japan

News & Information

July 1, 2002

Consolidated Forecast for the First Quarter

(fiscal year ending March 31, 2003)

As of April 25 (the fiscal year 2001 consolidated earnings announcement), an operating loss was forecasted for the first quarter of fiscal year 2002 (April to June). However, an operating income is expected due to recovery in the electronics sector and strong performance in the motion pictures business. As well, for the full fiscal year 2002, with the effects of a strengthening yen to the dollar and the continuing uncertainty in the market including the electronics and pictures segments for the balance of fiscal year, further scrutiny continues, and as a result, it is our intention to report the consolidated forecast for the full year at the first quarter earnings announcement, to be held on July 25.

Contact:
Sony Corporation
Investor Relations	+81-3-5448-2180
Corporate Communications	+81-3-5448-2200